UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Procaps Group, S.A.

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L7756P 102 (Ordinary Shares)

(CUSIP Number)

9 rue de Bitbourg, L-1273
Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B253360
Tel : +356 7995-6138
(Address of Principal Executive Offices)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoche Partners Pharma Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 15,877,516
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,877,516
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,877,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5

Explanatory Note:

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D of Hoche Partners Pharma Holding S.A. (the “Reporting Person” or “Hoche”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on January 12, 2024, as amended by Amendment No. 2 to the Schedule 13D, filed with the Commission on February 20, 2024, as amended by Amendment No. 3 to the Schedule 13D, filed with the Commission on July 22, 2024, as amended by Amendment No. 4 to the Schedule 13D, filed with the Commission on July 29, 2024, as amended by Amendment No. 5 to the Schedule 13D, filed with the Commission on August 8, 2024, as amended by Amendment No. 6 to the Schedule 13D, filed with the Commission on August 12, 2024, and as further amended by Amendment No. 7 to the Schedule 13D, filed with the Commission on August 23, 2024, with respect to the ordinary shares, nominal value of $0.01 per share, of Procaps Group, S.A., (the “Issuer” or “Procaps”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 8 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Procaps. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On September 3, 2024, Procaps issued a letter to its shareholders (the “Shareholder Letter”) setting out recent developments, entry into forbearance agreements, a non-conclusive update to the internal investigation and other financial and operational updates. The press release is attached hereto as Exhibit 99.16.

The Shareholder Letter was a feeble attempt to gloss over the Company’s horrific financial performance over the last several years.  In December 2022, the Company projected generating about $77 million to $82 million in EBITDA in fiscal year 2023 (already down substantially from its own earlier guidance).  It now seems that for 2023, for which audited financials have still not been provided, EBITDA will be even lower and, based on the very limited disclosure in the Shareholder Letter, performance for 2024 will in all likelihood be abysmal as well.

Unfortunately, the Shareholder Letter does also not address the costs of the ongoing investigation, which at this point, presumably has amounted to millions of Dollars.  It is undisputed from the Company’s own statements made in prior disclosures that the investigation was triggered through undisclosed related party transactions involving the majority shareholders.  Yet, the officers of the Company have neither concluded the investigation nor demonstrated any interest whatsoever, to get these astronomical costs reimbursed by the responsible parties. We undoubtedly call into question, management’s efforts to protect shareholders’ interests.

While these items are highly disappointing, even worse is the disclosure of what the Company is referring to as “destocking efforts” with a negative impact of $17 million (!) on its EBITDA.  The increase of the Company’s stocks over apparently several years led to an artificial increase of its EBITDA as a result of non-standard sub-par payment terms. The causes and effects of these management practices are highly problematic, from a legal and business perspective.  Several shareholders have already raised such concerns.  On top of all of this, the Company is now revealing, out of the blue, that it is facing harsh financial constraints, requiring it to enter into a forbearance agreement with its lenders at conditions that raise serious doubts. Taking the above into account and explaining further concerns, Mr. Alejandro Weinstein sent a letter to the board of directors of the Company. A copy of the letter (with minor stylistic edits) is attached hereto as Exhibit 99.17.

The Company unfortunately rejected Hoche’s efforts to appoint an independent expert as ad hoc administrator to supervise the still ongoing accounting investigation (which has been going on for now more than four months, and counting) through a court proceeding in Luxembourg. Such an independent expert would have, in Hoche’s and other shareholders’ view, facilitated a swift completion of the ongoing investigation.  But the Company did not seem to be interested in that and prefers to continue on its current path.

Procaps mentioned in the Shareholder Letter that the court “…ordered Hoche to pay a procedural indemnity of EUR 3,000, which is a notable amount…..” As always, this is nothing but management’s modus operandi to misuse information and distort facts. The Luxembourg court has asked Procaps to merely reimburse a modest sum of Euro 3,000, as opposed to the Company’s characterization This sum represents a standard statutory reimbursement for legal costs, and not, as the Company curiously wants to make believe, some sort of fine or penalty.  Such a reimbursement is minor in comparison to: (a) the millions of Dollars that the majority shareholders need to reimburse the Company, and (b) the value of damages that the responsible officers and directors owes its shareholders due to the rapid decline in the value of their investments.

In short, many new items have been disclosed about past practices (that should have been avoided) and actions not taken (which should have been taken), which are adding to the liability exposures of all management personnel and directors involved.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.16 — Press release issued by Procaps Group, S.A., dated September 03, 2024 incorporated herein by reference to the Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on September 03, 2024.

Exhibit 99.17 — Letter from Alejandro Weinstein to the Board of Directors of Procaps Group, S.A. dated September 03, 2024.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 04, 2024

hoche partners pharma holding s.a.

By:	/s/ Roman Sokolowski
Name: Roman Sokolowski
Title: Director

Stonehage Fleming Corporate Service Luxembourg S.A., Director

By:	/s/ Alexander Ludbrook - Miles
Name: Alexander Ludbrook - Miles
Title: Director

By:	/s/ Ariane Vansimpsen
Name: Ariane Vansimpsen
Title: Director